Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 1 / 4 Announcement Summary Entity name RIO TINTO LIMITED Announcement Type New announcement Date of this announcement Tuesday October 13, 2026 Details of +securities that have ceased ASX +security code Security description Number of +securities that have ceased The +securities have ceased due to Date of cessation RIOAL SHARE RIGHTS 185,896 Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied 30/09/2026 Refer to next page for full details of the announcement EXHIBIT 99.10

Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 2 / 4 Part 1 - Announcement Details 1.1 Name of +Entity RIO TINTO LIMITED We (the entity named above) provide the following information about our issued capital. 1.2 Registered Number Type ABN Registration Number 96004458404 1.3 ASX issuer code RIO 1.4 The announcement is 1.5 Date of this announcement 13/10/2026 New announcement

Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 3 / 4 Part 2 - Details of +equity securities or +debt securities that have ceased ASX +Security Code and Description RIOAL : SHARE RIGHTS Unquoted +equity securities that have ceased Number of securities that have ceased 185,896 Reason for cessation Lapse of conditional right to securities because the conditions have not been, or have become incapable of being, satisfied Date of cessation 30/9/2026 Is the entity paying any consideration for the cessation? Any other information the entity wishes to notify to ASX about the cessation? No

Appendix 3H - Notification of cessation of securities Appendix 3H - Notification of cessation of securities 4 / 4 Part 3 - Issued capital following changes Following the cessation of the +securities the subject of this notification, the issued capital of the entity will comprise: The figures in parts 3.1 and 3.2 below are automatically generated and may not reflect the entity's current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing. 3.1 Quoted +equity securities and +debt securities (total number of each +class of +securities quoted on ASX) ASX +security code and description Total number of +securities on issue RIO : ORDINARY FULLY PAID 371,821,214 3.2 Unquoted +equity securities (total number of each +class of +equity securities issued but not quoted on ASX) ASX +security code and description Total number of +securities on issue RIOAI : SPECIAL VOTING SHARE 1 RIOAK : DLC DIVIDEND SHARE 1 RIOAL : SHARE RIGHTS 5,360,509 Note: the figures stated in the tables above are used to calculate the total market capitalisation of the entity published by ASX from time to time. The table will not include those classes of +securities that have ceased or lapsed in their entirety in ASX records before the announcement date described in Q1.5, even if the entity has advised ASX of a change to that class of +security in Part 2 of this form.